Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

The Goldman Sachs Group, Inc. $36,969,408 8.00% Equity Linked Notes due 2015

This prospectus supplement addendum relates to $5,969,019 principal amount of notes, which we call the “reopened notes,” which are being initially offered on the date of this prospectus supplement addendum.  $31,000,389 principal amount of the notes, which we call the “original notes,” were issued on January 23, 2014, as described in the accompanying prospectus supplement no. 2636 dated January 15, 2014.  The original notes and the reopened notes have identical terms and conditions and have the same CUSIP (38147V394) and ISIN (US38147V3942) numbers. In this prospectus supplement addendum, the term “notes” means, collectively, the reopened notes and the original notes.

The following information supplements, and should be read with, the accompanying prospectus supplement no. 2636 dated January 15, 2014, the accompanying prospectus supplement dated September 19, 2011 and the accompanying prospectus dated September 19, 2011.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page S-9 of the accompanying prospectus supplement no. 2636 dated January 15, 2014.  You should read the additional disclosure regarding the terms of the notes, risk factors and the index stock in the accompanying prospectus supplement no. 2636 so that you may better understand the risks of your investment.

The estimated value of your notes at the time the terms of the reopened notes were set on the trade date for the reopened notes (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) was equal to approximately $50.479 per $55.014 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted.

Original issue date (settlement date): February 5, 2014	Underwriting discount: approximately 0.05% of the $5,969,019.00 principal amount of the reopened notes, which discount in the aggregate equals $2,984.51

Original issue price: approximately 92.23% of the $5,969,019.00 principal amount of the reopened notes, which price in the aggregate equals $5,505,181.50	Net proceeds to issuer: approximately 92.18% of the $5,969,019.00 principal amount of the reopened notes, which proceeds in the aggregate equals $5,502,196.99

The original issue price set forth above includes accrued interest from the original issue date for the original notes (January 23, 2014) to but excluding the original issue date of the reopened notes (February 5, 2014). The next interest payment date for the notes is February 14, 2014.

We may decide to sell additional notes after the date the reopened notes were traded (January 31, 2014) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement addendum, the accompanying prospectus supplement no. 2636, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Prospectus Supplement No. 2636 Addendum dated January 31, 2014

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this prospectus supplement addendum in connection with offers and sales of the notes in market-making transactions.

About Your Notes

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc.  This prospectus supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•     Prospectus supplement no. 2636 dated January 15, 2014

•     Prospectus supplement dated September 19, 2011

•     Prospectus dated September 19, 2011

The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.

Index Stock Issuer

The index stock issuer is Citigroup Inc.  According to publicly available information, Citigroup Inc. is a global diversified financial services holding company whose businesses provide consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, transaction services and wealth management.

Historical High, Low and Closing Levels of the Index Stock

The closing level of the index stock has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the index stock during any period shown below is not an indication that the index stock is more or less likely to increase or decrease at any time during the life of your notes.

	High	Low	Closing
2014
Quarter ending March 30 (through January 31, 2014)	55.20	47.43	47.43

Supplemental Plan of Distribution

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the reopened notes specified above.  Goldman, Sachs & Co. proposes initially to offer the reopened notes to the public at the original issue price specified above.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, will be approximately $5,000.

We will deliver the reopened notes against payment therefor in New York, New York on February 5, 2014, which is the third scheduled business day following the date of this prospectus supplement addendum and of the pricing of the reopened notes.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the reopened notes offered by this prospectus supplement addendum have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such reopened notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.